

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

April 21, 2008

Mr. Hans Boge
Chief Executive and Financial Officer
Klondike Star Mineral Corp.
Box 20116, 1031 - Ten Mile Road
Whitehorse, Yukon CANADA Y1A 7A2

> **Re:** **Klondike Star Mineral Corp.**
> **Form 10-K for Fiscal Year Ended February 28, 2007**
> **Filed May 30, 2007**
> **File No. 0-30965**

Dear Mr. Boge:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Chris White
Branch Chief